Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

October 6, 2023

CONFIDENTIAL TREATMENT REQUESTED BY INVESCO GALAXY BITCOIN ETF

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF

Amendment No. 1 to Registration Statement on Form S-1

Filed September 21, 2021

File No. 333-255175

Dear Mses. Tillan, Miller and Cheng and Mr. Dobbie:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on September 29, 2023 in connection with Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on September 21, 2021. The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement expected to be filed on or about October 12, 2023. The following sets forth the Staff’s comments and the Fund’s responses thereto.

This letter omits the Trust’s and the Sponsor’s responses to the Staff’s comments as confidential information for which we seek confidential treatment under the Freedom of Information Act. As a result, each response is marked as [Redacted—Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

General

1.

Staff Comment: Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response: [Redacted—Confidential Treatment Requested]

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

2.

Staff Comment: We note that your registration statement includes a number of blanks or omitted information, including, for example, your listing exchange, Bitcoin Custodian, initial Authorized Participant, other services providers, descriptions of material contracts and exhibits. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: [Redacted—Confidential Treatment Requested]

3.

Staff Comment: We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Response: [Redacted—Confidential Treatment Requested]

Risk Factors, page 10

4.	Staff Comment: Please revise to enhance and update your discussion of the risks related to bitcoin and the Bitcoin network, including, for example:

•	The risk of price volatility from other parts of the crypto asset market; and

•	The risk of a “51% attack” on the Bitcoin network.

Response: [Redacted—Confidential Treatment Requested]

5.

Staff Comment: Please discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. For example, please address the fact that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

Response: [Redacted—Confidential Treatment Requested]

Risks Related to the Trust and the Shares

The Sponsor and its affiliates are subject to conflicts of interest, page 32

6.

Staff Comment: Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response: [Redacted—Confidential Treatment Requested]

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

The Trust, page 41

7.

Staff Comment: Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: [Redacted—Confidential Treatment Requested]

Description of the Bloomberg Galaxy Bitcoin Index Construction and Maintenance, page 42

8.	Staff Comment: Please revise your disclosure to address the following in your disclosure regarding the Index:

•	Identify the Pricing Sources and include a table with market share and volume information for each Pricing Source comprising the Index used to calculate CFIX;

•	Disclose the extent to which the Sponsor has discretion to select a different index;

•	Disclose whether the Sponsor will notify investors of changes to the Pricing Sources used to calculate the Index, and, if so, how the Sponsor will notify the investor of such changes; and

•	Describe the material terms of the licensing agreement and file the agreement as a material contract.

Response: [Redacted—Confidential Treatment Requested]

Calculation of NAV, page 45

9.

Staff Comment: Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

Response: [Redacted—Confidential Treatment Requested]

Custody of the Trust’s Assets, page 51

10.	Staff Comment: Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement with the Bitcoin Custodian;

•	Describe whether your assets custodied by the Bitcoin Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

•	Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Response: [Redacted—Confidential Treatment Requested]

Creation and Redemption of Shares, page 54

11.	Staff Comment: Please revise to address the following with respect to the creation and redemption process:

•

Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

•

Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized Participants and the Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: [Redacted—Confidential Treatment Requested]

12.	Staff Comment: Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response: [Redacted—Confidential Treatment Requested]

Experts, page 67

13.	Staff Comment: Please revise to include this information in your next amendment, or tell us when you intend to do so.

Response: [Redacted—Confidential Treatment Requested]

Financial Statements

14.

Staff Comment: We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

Response: [Redacted—Confidential Treatment Requested]

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

*  *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike

Paulita Pike

cc:	Will McAllister, Invesco Capital Management LLC

Michael Murphy, Invesco Capital Management LLC

Brian D. McCabe, Ropes & Gray LLP

Edward Baer, Ropes & Gray LLP